NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Michael K. Rafter T 404.322.6627 mike.rafter@nelsonmullins.com	Atlantic Station 201 17th Street, NW | Suite 1700 Atlanta, GA 30363 T 404.322.6000 F 404.322.6050 nelsonmullins.com

January 17, 2018

VIA EDGAR

Ms. Jennifer Gowetski

Senior Counsel

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Real Estate and Commodities

Washington, D.C. 20549

Re:	Strategic Student & Senior Housing Trust, Inc.

Registration Statement on Form S-11

Filed September 27, 2017

File No.: 333-220646

Dear Ms. Gowetski:

On behalf of our client, Strategic Student & Senior Housing Trust, Inc. (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-11 filed on September 27, 2017 (the “Registration Statement”). This letter includes our response to the comment letter from the staff of the Commission’s Office of Real Estate and Commodities (the “Staff”) to H. Michael Schwartz, the Chairman of the Board and Chief Executive Officer of the Company, dated October 25, 2017 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. The Company has filed today Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.

General

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:    In response to this comment, we hereby confirm on behalf of the Company that, as of the date of this letter, no written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act. On behalf of the Company, we hereby undertake to provide you with copies of such written communications or research reports to the extent they are generated and used in connection with this offering. We respectfully request that you clear this comment.

2.    Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

RESPONSE:    In response to this comment, we hereby confirm on behalf of the Company that we will provide you with all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including materials intended for broker-dealer use only, prior to the use of such sales materials. Additionally, all such sales materials will set forth a balanced presentation of the risks and rewards to investors and will not contain any information or disclosure that is inconsistent with or not also provided in the prospectus, consistent with Item 19.D of Industry Guide 5.

3.    Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

RESPONSE:    In response to this comment, the Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share redemption program. We will contact the Division’s Office of Mergers and Acquisitions on behalf of the Company if we have any questions regarding whether the Company’s share redemption program is consistent with relief previously granted by the Division of Corporation Finance. We respectfully request that you clear this comment.

4.    We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

RESPONSE:    In response to this comment, the Company acknowledges that it is responsible for analyzing the applicability of Regulation M to the Company’s share redemption program. We will contact the Division of Market Regulation on behalf of the Company if we have any questions regarding whether the Company’s share redemption program is consistent with relief previously granted by the Division of Market Regulation. We respectfully request that you clear this comment.

Our Properties, page 65

5.    We note that you currently own one property in Fayetteville. Please provide disclosure regarding the annual rent or average rent per unit. Also, we note the reference to the academic year. Please clarify whether leases are for a nine month period, one-year period or month-to-month. As appropriate, please update your disclosure to reflect additional information regarding the properties as they are acquired.

RESPONSE:    With respect to the annual rent or average rent per unit, we have revised the disclosure on page 65. With respect to the lease period, the Company advises the Staff that substantially all leases are for a period of approximately one year. Accordingly, we have revised the disclosure on pages 43, 65 and 66. The Company acknowledges its obligation to, and confirms that it will, update the disclosure to reflect additional information regarding properties as they are acquired. We respectfully request that you clear this comment.

Management Compensation, page 105

6.    We note that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the asset management fee, incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of your principal executive officer, principal financial officer and any other named executive officer.

RESPONSE:    The Company acknowledges this comment and respectfully advises the Staff that disclosure for Operating Expenses on page 107 currently says that the Company will reimburse its advisor for the salaries and benefits to be paid to its named executive officers. The Company does not feel any additional disclosure on this point is necessary. In addition, the Company confirms that, to the extent required by Item 404 of Regulation S-K, it will disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the asset management fee, incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of its principal executive officer, principal financial officer and any other named executive officer.

Distribution Declarations, page 178

7.    We note that you have paid two quarters of distributions. Please disclose each source of these distribution payments and the total amount paid. Further, as appropriate, please revise your risk factor disclosure to state that you have paid distributions from sources other than cash flow from operations and quantify the amount and sources.

RESPONSE:    In response to this comment, we have revised our disclosure to reference the fact all distributions to date have been paid from the net proceeds of our private offering. As a result, we have revised the risk factor on page 28 and the disclosure on pages 22, 128 and 177. In addition, we have included a table reflecting distributions paid and sources of distributions, on page 128.

Consolidated Financial Statements, page F-1

8.    Please amend your filing to include updated financial statements as of a date not more than 134 days prior to the expected effective date of your registration statement.

RESPONSE:    The Company acknowledges this comment and respectfully advises the Staff that it will amend its filing to include financial statements as of a date not more than 134 days prior to the expected effective date of its registration statement. In addition, the Company has amended its filing to include financial statements as of and for the interim period ended September 30, 2017, as required by Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-5

9.    Please revise your disclosure to clarify your accounting policy regarding stockholder servicing fees and dealer manager servicing fees.

RESPONSE:    In response to this comment, we have revised our disclosure under “Organization and Offering Costs” contained in Note 2 of our notes to consolidated financial statements on page F-28 to clarify our accounting policy regarding stockholder servicing fees and dealer manager servicing fees. We respectfully request that you clear this comment.

Very truly yours,

/s/ Michael K. Rafter
Michael K. Rafter

cc:	Mr. H. Michael Schwartz